U.S. SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      FORM N-54C


    NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
                           SECTION 54(c) OF THE INVESTMENT
                              COMPANY ACT OF  1940


     The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of
Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: 5G Wireless Communications, Inc.

Address of Principal Business Office: 4136 Del Rey Avenue, Marina Del Rey, California 90292

Telephone Number (including area code): (310) 448-8022

File Number under the Securities Exchange  Act of 1934: 0-30448.

     The following is the basis for the filing of this notification of withdrawal: The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities. The company's new business will be to function as its portfolio company has done: The marketing and sales of wireless solutions to large campus and enterprise wide-area-networks ("WAN") and citywide WAN. The date of the annual shareholders' meeting at which this vote was taken was October 20, 2005; the number of votes cast on this matter: 505,532,839 in favor of this change and 330,850 opposed to this change.


                                SIGNATURES

     Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the City of Marina Del Rey and the State of California on the 20th day of October, 2005.

                                       5G Wireless Communications, Inc.



Dated: October 20, 2005                By: /s/ Jerry Dix
                                       Jerry Dix
                                       Chief Executive Officer



Dated: October 20, 2005                By: /s/  Don Boudewyn
                                       Don Boudewyn
                                       Executive Vice
                                       President/Secretary/Treasurer